UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.

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                          SCHEDULE 13G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                   (AMENDMENT NO.     1     )*
                                  ----------


                   GEOTEK COMMUNICATIONS, INC.
- -----------------------------------------------------------------
                        (Name of Issuer)


                          COMMON STOCK
- -----------------------------------------------------------------
                   (Title Class of Securities)


                            373 654 1
- -----------------------------------------------------------------
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 373 654 1         13G          PAGE 2 OF  6  PAGES

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GOLDMAN, SACHS & CO.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP*                                     (a)  [ ]
                                                     (b)  [ ]

 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

 NUMBER OF    5   SOLE VOTING POWER

   SHARES             527,042

BENEFICIALLY  6   SHARED VOTING POWER

  OWNED BY            21,553

    EACH      7   SOLE DISPOSITIVE POWER

 REPORTING            527,042

   PERSON     8   SHARED DISPOSITIVE POWER

    WITH              21,553

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON

          548,595

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                            [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0.9%

12   TYPE OF REPORTING PERSON*

          BD-IA-PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!



ITEM 1. NAME AND ADDRESS OF ISSUER, ETC.:  Unchanged.

ITEM 2. NAME OF PERSON FILING, ETC.:  Unchanged.

ITEM 3. THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b):
            Unchanged.

ITEM 4. OWNERSHIP:
     (a)  AMOUNT BENEFICIALLY OWNED:  Unchanged.
     (b) PERCENT OF CLASS: 0.9% (based on the Issuer's representation that, as of June 14, 1996, there were 57,933,433 shares of Common Stock outstanding and assuming, in accordance with Rule 13d-3(d)(1) under the Act, that all securities of the Issuer that are convertible into or exercisable for Common Stock and that are beneficially owned by the Reporting Person have been converted or exercised into Common Stock).
     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
Unchanged.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.
     Unchanged.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.
     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
     See Exhibit A.

ITEM 10. CERTIFICATION
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                             SIGNATURE
                            ----------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   July 2, 1996               GOLDMAN, SACHS & CO.
- --------------------
     Date


                              By:  /s/ Eric Mindich
                                  -----------------------------
                              Name:   Eric Mindich
                              Title:  Partner


                        INDEX TO EXHIBITS
                        -----------------

Exhibit
Reference         Exhibit                             Page No.
- ---------         -------                             --------

A                 Notice of Dissolution of Group          6



                            EXHIBIT A

          On June 20, 1996, Goldman, Sachs & Co. (the "Reporting Person") and Renaissance Fund LDC, Todd Investments Limited, Stockton Partners L.P., Charles Bronfman Family Trust, The Kolber Trust, S. Daniel Abraham, Arnhold and S. Bleichroeder, Inc., BEA Associates, Continental Casualty Company and PEC Israel Economic Corporation (collectively, the "Other Investors"), acquired from the Issuer in a private placement certain securities that are convertible into, or exercisable for, the Issuer's common stock, par value $.01 per share ("Common Stock"). Accordingly, the Reporting Person and the Other Investors may have been deemed to have acted together for the purpose of acquiring such securities and, therefore, to have constituted a "group" for purposes of Rule 13d-5(b) under the Act.

          The Reporting Person has no understanding or agreement with any of the Other Investors or with any other person to act together for the purpose of holding, voting, or disposing of the Common Stock or any other equity securities of the Issuer. Accordingly, as of the date hereof, the Reporting Person is not a member of a "group" for purposes of Rule 13d-5(b) under the Act with respect to the Common Stock. All further filings with respect to transactions in the Common Stock will be filed, if required, by members of the group in their individual capacity.